December 17, 2012

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 22, 2012

File No. 1-31262
Dear Mr. Thompson:
We have reviewed the comments in the letter of the staff (the “Staff”) of the SEC dated December 4, 2012 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011 (our “Annual Report”). Our responses are set forth below. For your convenience, we have included the text of your comments in bold prior to our related responses.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Application of Critical Accounting Estimates, page 55

Used Vehicle Inventory Lower of Cost or Market Reserves, page 56

1. We note that you use the specific identification method to value your vehicle inventories and that you maintain a “reserve” for specific inventory units where cost basis exceeds fair value. Please tell us more about the specific policies and procedures you apply when arriving at the loss reserve. Also, please clarify whether your use of the term “reserve” in this context is synonymous with “permanent inventory write-down.” In this regard, please tell us whether your reserves can be reversed.

We respectfully advise the Staff that, in order to arrive at a lower of cost or market reserve for used vehicle inventory, our policies and procedures include analyses of the aging of our used vehicles, our historical loss experience and recent market trends for used vehicles. We also review and consider the following metrics related to used vehicle sales (both on a recent and longer-term historical basis): (i) days of supply in our used vehicle inventory, (ii) used vehicle units sold at less than original cost as a percentage of total used vehicles sold and (iii) average vehicle selling price of used vehicle units sold at less than original cost. We then determine the appropriate level of reserve required to reduce our used vehicle inventory to the lower of cost or market, and record the resulting adjustment in the period in which we determine a loss has occurred in accordance with ASC 330-10-35.

We also respectfully advise the Staff that our use of the term “reserve” is synonymous with “permanent inventory write-down” and that our lower of cost or market reserve creates a new cost basis for our used vehicle inventory that cannot be subsequently reversed, in accordance with ASC 330-10-S99-2.

We will revise future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2012 (the “2012 Form 10-K”), to include additional detail about our lower of cost or market reserve estimation process for our used vehicle inventory and to clarify that these reserves result in a permanent write-down (i.e. new cost basis) and are not reversed in subsequent periods.

Financial Statements, page 61

General

2. We note your risk factor disclosure on page 16 that many of your subsidiaries are subject to restrictions on payments to you under their franchise agreements, dealer agreements, other agreements with manufacturers, mortgages and credit facilities. In light of these restrictions, please tell us the amount of restricted net assets of subsidiaries, as defined in Rule 4-08(e)(3) of Regulation S-X as of the end of the most recently completed fiscal year and how you computed the amount. If restricted net assets of subsidiaries exceed 25 percent of consolidated net assets, please provide the disclosures required by paragraphs 3(i) and (ii) of Rule 4-08(e)(3) of Regulation S-X and Schedule I prescribed by Rule 12-04 of Regulation S-X as required by Rule 5-04 of Regulation S-X.

We respectfully advise the Staff that our subsidiaries had no (zero) restricted net assets, as that term is defined by Rule 4-08(e)(3) of Regulation S-X, as of December 31, 2011. We will revise the referenced risk factor, and other appropriate disclosure in future filings, beginning with our 2012 Form 10-K, to clarify that our subsidiaries have no restricted net assets (or to disclose the amount of restricted net assets, as may be determined by future agreements we enter into) and to more clearly indicate the nature of the relationships and agreements that could result in restrictions on its subsidiaries in the future.

Note 2. Summary of Significant Accounting Policies, page 65

Earnings per Common Share, page 68

3. We note your disclosure on page 88 that certain restricted stock grants provide the holder voting and dividend rights prior to vesting. Please disclose whether dividends are non-forfeitable, and if they are, tell us your consideration of whether restricted stock awards are participating securities that require application of the two-class method in computing earnings per common share. Refer to ASC 260-10-45-59A through 70.

We respectfully advise the Staff that all dividend rights associated with outstanding unvested restricted stock grants are forfeitable prior to the vesting of the associated restricted stock. Therefore, application of the two-class method in computing earnings per common share is not appropriate under ASC 260-10-45. We will revise future filings, beginning with our 2012 Form 10-K, to clarify that dividend rights associated with outstanding restricted stock awards are forfeitable.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please address any questions you may have to me at (678) 418-8345 or via email at skrenz@asburyauto.com.

Respectfully,

/s/ Scott J. Krenz
Scott J. Krenz Senior Vice President and Chief Financial Officer

cc:	Craig T. Monaghan, Chief Executive Officer, President and Director
Eugene S. Katz, Director and Chairman of the Audit Committee
Michael J. Sawicki, Controller and Chief Accounting Officer
George A. Villasana, Vice President and General Counsel
Beau Bradley, Ernst & Young LLP
Joel May, Jones Day